TO OUR SHAREHOLDERS
-------------------


                   LETTER FROM THE PRESIDENT
                   -------------------------

Clary Corporation emerged from the recessionary business climate of 2001 with one of its best operating profits in recent years. Sales for the year were $7,490,000 or 37% greater than the previous year. Net earnings were $1,110,000 compared to $18,000 in the year 2000. We were pleased with last year's perfor-mance up to the terrorizing experience of September 11th. Since that date, our business, likes many others, has gone through a cooling trend waiting for the ripple effect of these attacks to be absorbed by the economy. Although the world will probably never return to the era prior to September 11th, we are antici-pating the recession will ease and the economy will improve by the third quarter


Most company's progress in 2001 was the result of our earlier pioneering efforts with our Signal Power line of UPS's. Developed 5 years ago, using leading edge digital technology, the Signal Power line is used to back-up traffic signals in case of a power failure. Sales of this line have increased steadily since introduction and were given a huge boost earlier this year as a result of Cali-fornia's well-publicized power problems that created blackouts and brownouts throughout the state. Towards the end of the year as the crisis eased. sales in California dropped precipitously but still continued to slowly rise in other states. We expect this growth to continue for several years.

Looking forward, our first quarter is still adversely impacted by 9/11 and economic uncertainty, but we still expect sales in military and security related applications to increase modestly the remainder of the year.

We are approaching this year with an improved organization, an improved product line and an improved financial base. The improvement in our balance sheet was dramatic and will enable us to improve our facilities, increase our product line and plan ahead for future growth.

As always, I want to thank all our employees for the part they played in the results we achieved this past year.

Sincerely



John G. Clary
President, Chairman and Chief Executive Officer

CLARY CONTINUOUS POWER SYSTEMS
------------------------------

Clary Corporation's "high-tech" marketing focus will propel the company to new levels in coming years. Providing power protection solutions to traditional and specialty markets with direct concentration on Traffic, Transportation & Commu-nication markets, Medical and Scientific markets and industrial Military/Aero-space markets. All Clary UPS Systems feature proven Digital Technology and true on-line fully regenerative sine wave power.


TRAFFIC, TRANSPORTATION and COMUNICATION APPLICATIONS
-----------------------------------------------------

SP-SR/SN/U SERIES FOR TRAFFIC, COMMUNICATIONS AND ITS APPLICATIONS

The SP Series will keep LED-installed intersections operational during power failures of all types. These systems will clean regulate power for the entire controller cabinet, including the LED signals heads, conflict monitor, video equipment, preemption equipment and other sensitive operational equipment 100% of the time. These specially designed UPS systems can keep LED-based intersec-tions running for hours. Additionally, an event counter on the SR/SN models monitors and displays power outage occurrences. Models are available for ITS and communication applications as well.


MEDICAL & SCIENTIFIC APPLICATIONS
---------------------------------

S/M SERIES MEDICAL GRADE PRODUCTS

The S Series and the M Series product are the only UPS systems in its class to offer true medical grade performance in a 1,000 VA to 10,000 VA power rating. Eliminates interrupted procedures, prevents improper test results, enhances patient security and prevents lost of revenues due to power problems. Clary is the number one supplier of UPS systems to protect VISX and NIDEX laser eye surgery devices. Clary also produces the only FDA registered heat ventilator UPS system in the industry. Typical devices that benefit from Clary UPS system are DNA sequencers, and other clinical based systems.


INDUSTRIAL MILITARY/AEROSPACE APPLICATIONS
-----------------------------------------

CT/DT/GT (ALL DIGITAL TECHNOLOGIES) SERIES
These systems feature On-Line, Dual Conversion Technology for use where high reliability and clean uninterrupted power is required. All CT/DT/GT systems utilize Power Factor Correction and support RS232 and SNMP (TCP/IP) protocol. Systems are available in both tower and rack-mounted configurations.


DT HT/ET EXTREME TEMPERATURE ENVIRONMENT SYSTEMS
For applications where all other UPS systems have failed due to extreme indoor or outdoor environmental conditions. Operates in temperatures where others will not survive! Supports Tower and Rack-mounted systems as well as support for all the standard optional features of the DT/CT Series.

E SERIES (ALL DIGITAL TECHNOLOGY)
These systems are characterized by larger VA ratings that also feature all digital on-line double conversion technology. Ideally suited for server appli-cations, telecommunication applications and other mission-critical applications where reliability is a must! Systems are available in tower configurations only.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  -------------------------------------

Results of Operations
---------------------
Over the past three years, the Company has developed, produced and sold a wide range of uninterruptible power systems.

2001 vs. 2000
-------------
Sales for 2001 increased $2,025,000 or 37.1% from the year 2000. This increase was due to the increased demand for the Company's traffic intersection power products during the power shortages in California. Cooler weather, along with the September 11,2001 terrible act of terrorism forced the state to rearrange their budgets and spending priorities. Due to these uncertainties, it is diffi-cult to project their future short-term effect on sales and earnings. Cost of sales increased $859,000 or 22.2% due primarily to the sales increase but partially offset by greater efficiency on the increased sales volume as well as a favorable product mix within the sales base. Engineering and product develop-ment decreased $92,000 or 23.3% due to a reduction of outside contract employees Selling and administrative increased $87,000 or 8.0% due to increased commission and bonuses on the increased sales and earnings. Interest was reduced $28,000 due to debt reduction during the year 2001. Net earnings increased dramatically due to the increased sales and margins with relatively minor increases in over-head cost

2000 vs. 1999
-------------
Sales for 2000 decreased $207,000 or 3.7% from the year 1999. Cost of sales increased $67,000 or 1.8%. The major difference over the two years was a substantial one-time sale of product to Celera Genomics Corporation in 1999 where the transaction was treated as an in-house sale with a larger commission. This treatment created a higher sales amount with the same cost of sales but, by including the commission, a much higher selling expense. If this sale in 1999 would had been treated as a discounted sale, the total sales and selling expen-se for 1999 would both be reduced by approximately $200,000. This would result in the year 2000 sales being approximately equal to 1999 sales with a minor $67,000 increase in cost of sales due to product mix. This being the case, engi-neering, selling and administrative and interest expenses were all very close comparisons over the two periods. The difference between the $18,000 profit in 2000 and $52,000 profit in 1999 was the cost of sales increase due to pro-duct mix. With the accounting treatment shift,the two years ended up almost identical.




Liquidity and Capital Requirements
----------------------------------
During the past three fiscal years, funds provided from operations, short-term bank lines of credit and long-term financing through an affiliate Company have been sufficient to fund the Company's needs for working capital. The Company has adequate working capital to meet its demands for capital expenditures in 2002.
The Company's short-term line of credit with the bank will be reviewed by both the Company end the bank by May 01,2002.

                          STATEMENTS OF OPERATIONS
                (Amounts in thousands except per share data)
	                                        Year ended December 31
                                              2001      2000     1999
                                              ----      ----     ----
Sales and other income
  Net sales                                   $7,490  $5,465   $5,672
  Other income                                   -0-      51       20
                                              ------   ------   ------
                                               7,490    5,516    5,692
Cost and expenses
  Cost of products sold                        4,720    3,861    3,794
  Engineering and product development            303      395      388
  Selling                                        867      840      988
  General and administrative                     304      244      299
  Interest on long-term debt                      57       57       78
  Other interest                                  71       99       91
                                               ------   ------  ------
                                               6,322    5,496    5,638
                                               ------   ------  ------
Earnings before income taxes                   1,168       20       54
Income tax expense (Note 5)                       58        2        2
                                              -------   ------   -----
Net earnings          	                       $1,110   $   18   $   52
                                              =======  =======  ======
Net Earnings per common share,
basic and diluted (Note 1)                     $  .61  $  .01   $  .03
                                              =======  ======  =======

See notes to financial statements.

                            BALANCE SHEETS
                            --------------

                                                     Year Ended	December 31
   	                                                  2001          2000
                                                     --------     -------
ASSETS
Current Assets
  Cash                                               $  837,000  $  275,000
  Notes and accounts receivable,
  less allowance for doubtful accounts
  of $45,000 in 2001 and 2000(Note 4)                   429,000     802,000
  Inventories (Notes 1, 2 and 4)                      2,045,000   1,950,000
  Prepaid expenses and other assets                      54,000      40,000
                                                      ----------   ---------
     Total current assets                              3,365,000   3,067,000
Property and equipment Net (Notes 1, 3 and 4)            194,000     140,000
Other assets                                               9,000      16,000
                                                      ----------    --------
TOTAL ASSETS                                          $3,568,000  $3,223,000
                                                      ==========  ==========

LIABLITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable, including
  related party (Notes 4 and 11)                       $  400,000  $  925,000
  Accounts payable and accrued expenses                   277,000     208,000
  Accounts payable, related party (Note 11)               251,000     565,000
  Accrued payroll, payroll taxes and amounts withheld
  from employees                                          113,000      64,000
  Customer deposits                                        20,000      22,000
                                                          --------   --------
    Total current liabilities                            1,061,000  1,784,000

Convertible subordinated debt,
 related parties (Notes 6 and 11)                          600,000    600,000
Commitments and contingencies (Note 7)                         -0-        -0-
Stockholders' equity (Notes 6,8 and 11)
 Cumulative convertible Series A preferred stock,
  5.5%,par value $5 per share; authorized and
  outstanding, 11,033 in 2001 and 2000                      55,000     55,000
 Cumulative convertible Series B preferred stock
  7%, par value $5 per share;authorized 988,967 shares
  issued and oustanding, 55,000 shares in 2001 and 2000
 (Note 11)                                                 550,000    550,000
 Common stock, par value $1 per share, authorized
  10,000,000 shares; issued and outstanding,
  1,807,419 in 2001 and 200                             2,509,000   2,509,000
  Additional paid-in capital                            5,099,000   5,099,000
  Accumulated deficit                                  (6,306,000) (7,374,000)
                                                       -----------  ----------
    Total Stockholders' Equity                          1,907,000     839,000
                                                        ----------- ----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY               $3,568,000  $3,223,000
                                                       =========== ===========

See notes to financial statements.

                             STATEMENTS OF CASH FLOWS
                             -----------------------

                                                    Year ended December 31

                                                   2001      2000      1999
                                                   ----      ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings       	                            $1,100,000 $ 18,000 $ 52,000
Adjustments to reconcile net earnings
to net cash provided by (used for)
operating activities:
  Depreciation and amortization                     26,000   22,000    8,000
  Provision for losses on accounts receivable          -0-   21,000   13,000
  Change in assets and liabilities:
   Decrease (increase) in accounts receivable      373,000 (236,000) (44,000)
  (Increase) in notes and inventories              (95,000)(167,000) (98,000)
  (Increase) decrease in prepaid expenses          (14,000)  17,000  (23,000)
   Decrease (increase)in other assets                7,000   (4,000)  55,000
  (Decrease) increase in accounts payable and
    accrued expenses                              (196,000) 287,000  158,000
  (Decrease) in customer deposits                   (2,000)  (3,000)  (1,000)
                                                  --------- --------  -------
Net cash provided by (used for) operating
 activities                                      1,209,000  (45,000) 120,000
                                                 ---------   ------- --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                           (80,000)  (32,000) (36,000)
                                                  ----------  -------  -------
   Net cash (used for) investing activities       (80,000)  (32,000) (36,000)
                                                  ----------  -------  -------


CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (repayment) borrowing under line-of-credit (525,000)  110,000   65,000
   Dividends paid                                 ( 42,000) ( 42,000) (25,000)
                                                  ---------  --------  -------
    Net cash (used for) provided by financing
     activities                                   (567,000)   68,000   40,000
                                                  ---------  -------   -------
   Net increase (decrease) in cash and cash
    equivalents   	                               (562,000) ( 9,000)  124,000
Cash and cash equivalents at beginning of year     275,000   284,000  160,000
                                                  --------  --------  -------
Cash and cash equivalents at end of year          $837,000  $275,000 $284,000
                                                 ========  ========  ========

See notes to financial statements.

                    STATEMENT OF STOCKHOLDERS' EQUITY
                    ---------------------------------
                        (Amounts in thousands)
                                  Cumulative
                                  convertible         Additional
                                  preferred   Common   paid-in    Accumulated
                                   stock       stock    capital     deficit
                                 ---------   ------  ---------   -----------
Balance at December 31, 1998       $ 55       $2,509     $5,099     $(7,377)
 Issuance of Series "B" preferred
  stock                             550          -0-        -0-        -0-
 Cash dividend on Series "A"
  preferred stock-$.275 per share    -0-         -0-        -0-         (3)
 Cash dividend on Series "B"
  preferred stock.                   -0-         -0-        -0-         (22)
 Net earnings for year               -0-         -0-        -0-          52
                                   -------    --------   --------   --------
Balance at December 31, 1999         605        2,509     5,099      (7,350)
 Cash dividend on Series "A"
  preferred stock $.275 per share    -0-          -0-         -0-        (3)
 Cash dividend on Series "B"
  preferred stock-$.70 per share      -0-         -0-         -0-       (39)
 Net earnings for year                -0-         -0-         -0-        18
                                   --------    --------    --------  --------
Balance at December 31,2000          $605       $2,509     $5,099     (7,374)
 Cash dividends on Series "A"
  Preferred stock-$.275 per share     -0-          -0-        -0-         (3)
 Cash dividends on Series "B:
  Preferred stock-$.70 per share      -0-          -0-        -0-        (39)
Net earnings for year                 -0-          -0-        -0-      1,110
                                   --------    --------     --------  --------
Balance at December 31,2001          $605       $2,509      $5,099     $6.306
                                   ========    ========     ========  ========

See notes to financial statements.

                        NOTE TO FINANCIAL STATEMENTS
                        ----------------------------
                      December 31, 2001, 2000 and 1999

Note 1- SUMMARY OF ACCOUNTING POLICIES
---------------------------------------
The Company's operations are in manufacturing of uninterruptible power systems and related products. A summary of the Company's significant accounting policies, consistently applied in the preparation of the financial statements, follows.

Use of Estimates:
-----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contin-gent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value:
-----------
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate carrying values of such amounts.

Cash Equivalents:
----------------
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories:
-----------
Inventories are stated at the lower of cost (including direct materials, direct labor and manufacturing overhead) or market on the first-in, first-out basis. Obsolete and possible excess quantities are reduced to their estimated net realizable values in the period such obsolescence is determined.

Property and Equipment:
-----------------------
Property and equipment are carried at cost less accumulated depreciation. Improvements to leased property are amortized over the term of the lease. Depreciation is provided on a straight-line basis over estimated useful lives from 3 to 20 years.

Earnings Per Common Share:
--------------------------
Earnings per common share is based upon the weighted average number of common shares outstanding during each period (1,807,419 in 2001, 2000 and 1999) after giving effect to dividend requirements on the preferred stock. Either immaterial or no effect is given to stock options, as the impact would be anti-dilutive.

Revenue Recognition
-------------------
The company recognizes revenue, generally,as the goods are shipped and title has passed to customers.

Other Comprehensive Income
--------------------------
There are no elements of other comprehensive income.

Recent Accounting Pronouncement:
-----------------------------
In July 2001,the FASB issued SFAS #141 "Business Combinations." SFAS #141 supersedes Accounting Principles Board ("APB") #16 and requires that any business combination initiated after June 30,2001 be accounted for as a pur-chase; therefore, eliminating the pooling-of-interest method defined in APB 16. The statement is effective for any business combination initiated after June 30,2001 and shall apply to all business combinations accounted for by the pur-chase method for which the date of acquisition is July 1, 2001 or later. The adoption did not have a material impact to the Company's financial position or results of operations since the Company has not participated in such activities covered under this pronouncement.

In July 2001, the FASB issued SFAS #142 "Goodwill and Other Intangible Assets." SFAS #142 addresses the initial recognition, measurement and amortization of intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) and addresses the amortization provi-sions for excess cost over fair value of net assets acquired or intangibles acquired in a business combination. The statement is effective for fiscal years beginning after December 15,2001, and is effective July 1,2001 for any intan-gibles acquired in a business combination initiated after June 30,2001. The Company is evaluating any accounting effect, if any, arising from the recently issued SFAS #142, "Goodwill and Other Intangible Assets" on the Company's finan-cial position or results of operations.

In October 2001, the FASB recently issued SFAS #143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related assets. The capital-ized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability,the obligation is settle at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS #144,"Accounting for the Impairment or Disposal of Long-Lived Assets." Statement 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of.
New criteria must be met to classify the asset as an asset held-for-sale.
This statement also focuses on reporting the effects of a disposal of segment of a business. This statement is effective for fiscal years beginning after Decem-ber 15, 2001. The Company does not expect the adoption tohave a material impact to the Company's financial position or result of operations.

Note 2-INVENTORIES:
-------------------
Inventories were composed of the following amounts
as of December 31,

                                                   2001          2000
                                                 ----------    ----------
Finished goods                                   $  680,000   $  502,000
Work-in-progress                                  1,365,000    1,448,000
                                                 ----------    ----------
                                                 $2,045,000   $1,950,000
                                                 ==========   ===========

Note 3-PROPERTY AND EQUIPMENT:
------------------------------
Property and equipment were composed of the following amounts as of December 31,

                                                   2001          2000
                                                 ---------     ---------
Machinery and equipment	                         $1,540,000   $1,460,000
Less accumulated depreciation
 and amortization                                 1,346,000    1,320,000
                                                 ----------   -----------
                                                 $  194,000   $  140,000
                                                 ===========  ============

Note 4 - NOTES PAYABLE:
-----------------------
At December 31,2001 and 2000, the Company had a short-term borrowing agreement with a bank. At December 31, 2001 and 2000, the Company also had a short-term note for $400,000 with an affiliate company bearing an interest rate of 7% per annum at December 31,2001 and 10.75% at December 31, 2000. The borrowing with the bank was collateralized by essentially all the assets of the Company. The short-term notes are collateralized by a second position on the same assets. The bank agreement requires the maintenance of certain ratios pertaining to working capital and debt to equity. It is to be evaluated for renewal on May 1, 2002.

A comparison of information with respect to notes payable to the financial institutions at December 31, is as follows:

                                                      2001          2000
                                                      ------       ------
Line of credit subject to
 collateral available                                $750,000    $750,000
Outstanding loans                                         -0-    $525,000
Unused credit available                              $347,000    $ 87,000
Interest rate prime plus                                 1.53%       1.9%
Average interest rate at 12/31                            8.6%      11.4%
Average during the year
 Short-term borrowings                               $301,000    $500,000
 Weighted average interest rate                          8.60%      11.4%
 Maximum month end short-term
 borrowing during the year                           $500,000    $575,000

Note 5 - TAXES ON INCOME
------------------------
As of December 31, 2001 and 2000, the Company has no deferred tax liabilities in either year and total deferred tax assets of $521,000 and $960,000, respectively. The Company has recorded a valuation allowance for the amount by which total deferred tax assets exceed total deferred tax liabilities, and as a result, the Company has not recorded any liability or asset for deferred taxes as of December 31, 2001 or 2000. Significant components of the Company's deferred tax assets and liabilities as of December 31,2001 and 2000 are as follows:

                                                     2000        2001
                                                   --------    --------
Deferred tax assets
   Allowance for doubtful accounts              $  18,000     $  18,000
   Inventory reserve                               26,000        26,000
   Accrued legal fees                              12,000           -0-
   Tax credit carryforward                         15,000        32,000
   Net operating loss carryforward                422,000       853,000
   Inventory adjustment                            33,000        31,000
                                                 --------      ---------
                                                  526,000       960,000
   Valuation allowance                            526,000       960,000
                                                 ---------     ---------
                                                     -0-          -0-
                                                 =========     =========

The federal regular and alternative minimum tax net operating loss carryforwards totaling $1,243,000 and $1,033,000, respectively, expire at various dates from 2003 to 2020.

The Company provides for income taxes using the liability method. The difference between the tax provision and the amount would be computed by applying the sta-tutory Federal income tax rate to income before taxes is attributable to the following:

  Federal income tax provision at 34%                             $397,000
  Decrease in valuation allowance on deferred tax asset          ( 434,000)
  Expiration of tax credit carryforward                             17,000
  State taxes, net of federal tax benefit                           68,000
  Effect of state net operating loss carryover,
   net of federal tax benefits                                     (42,000)
  Alternative minimum tax                                           21,000
  Other                                                             31,000
                                                                  --------
                                                                  $ 58,000
                                                                  ========

If not utilized, the federal net operating loss carryforwards will begin to expire in 2011. Under the Tax Reform Act of 1986,the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating loss that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.


Note 6 - CONVERTIBLE SUBORDINATED DEBT
--------------------------------------
Convertible subordinated debt at December 31, consists of the following:

                                                        2001        2000
                                                       ------      ------
9.50% convertible subordinated notes
due January 17, 2003 and convertible into
common stock at $1.00 per share                        $600,000   $600,000

The convertible subordinated debt is generally subordinated to notes payable and indebtedness to financial institutions now outstanding or subsequently incurred. The 9.5% convertible subordinated notes were originally due on October 17,2000 at which time the Company requested holders to extend these notes until January 17,2002. All holders unanimously accepted this offer. On January 17,2001 the Company again requested holders to extend the notes until January 17,2003, and again the offer was unanimously accepted by all holders.

Note 7 - COMMITMENTS AND CONTINGENCIES
-------------------------------------
Aggregate rental commitments under operating leases at December 31,2001 for property is $121,000 (2002), $124,000 (2003) and $63,000 (2004).

The total rental expense under all leases was $101,000 for 2001 and $82,000 for 2000 and 1999.

Note 8 - STOCKHOLDER'S EQUITY
-----------------------------
The 5.5% cumulative convertible Series "A" preferred stock may be redeemed in whole or in part by the Company upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The preferred stock is convertible on a basis of 1.15 shares of common stock for each share of preferred stock. During 2001 and 2000, there were no shares of preferred stock converted to common stock. As of December 31, 2001, 12,688 shares of common stock were reserved for conversion of the Series "A" preferred stock

The 7% cumulative convertible Series "B" preferred stock may be redeemed, after the second anniversary of the date of issuance, in whole or in part, at the option of the Company upon not less than 30 days notice at $10.00 a share plus accrued dividends to the date of redemption. The stock is convertible on a basis of 8 shares of common stock for each share of preferred stock. As of December 31,2001, 440,000 shares of common stock were reserved for conversion of the Series "B" preferred stock. The Series "B" preferred stock also has the right to vote together with holders of common stock as a single class on any and all matters with respect to which holders of common stock have voting or consent rights.

The Company also has reserved 600,000 shares of common stock for conversion of the 9.5% convertible subordinated notes.

In the event of liquidation, the holders of the preferred stock have preferen-tial rights to the Company's assets.

The Company has an Employee Incentive Stock Option Plan which was adopted in 1996. Under the plan, the Company has reserved 100,000 shares of common stock for purchase by officers and key employees. During 2001,there were 20,000 options granted, and no shares exercised. At December 31,2001, under the plan, there are 34,000 shares outstanding. Grants under the plan are made by a commi-ttee consisting of two members of the Board of Directors. Exercise price of options may not be less than the fair market value of the common stock at the time of grant. The options are exercisable in annual installments, commencing one year after the date of grant and expiring five years after the date of the grant.

The Company adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation", effective for 1996. Under this pronouncement, the Company has elected to follow Accounting principles Board Opinion No. 25," Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share as required by Statement 123 has not been presented, as the amounts are immaterial.

Note 9 -  STATEMENTS OF CASH FLOWS
-----------------------------------
Supplemental disclosures of cash flows information:

Cash paid during
the year for:                                  2001      2000      1999
-----------------                              -----     -----    -----
   Interest                                  $128,000  $156,000  $169,000
   Income taxes                              $ 58,000  $  2,000  $  2,000
   Conversion of debt to Preferred stock         --0-       -0-  $550,000

Note 10 - SIGNIFICANT CUSTOMERS
-------------------------------
Sales, as a percent of total sales, to the Company's largest customer was 25% in 2001 and 49% in 2000.


Note 11 - RELATED PARTY TRANSACTIONS
-----------------------------------
The Company's Chairman President, of the Board and a major shareholder is the President, Director and a principal shareholder of Addmaster Corporation. During 2001, 2000 and 1999, the Company and Addmaster engaged in the transactions summarized below:


 a:During 1998, Addmaster loaned the Company an additional $75,000, under a 10.75% secured promissory note. The loan is secured by a second position to a bank on all the assets of the Company and is due along with a loan of $325,000 on October 15,2001.

 b:The Company purchased inventory items from Addmaster amounting to $1,795,000 in 2001, $1,152,000 in 2000 and $650,000 in 1999.

 c:During 1995 and 1998, Addmaster loaned the Company $400,000 and $550,000, respectively. The $400,000 in 1995 was in exchange for $400,000 9.5% convertible subordinated debentures due October 2000 (which in 1999 was extended to January 17,2002). The $550,000 in 1998 was in exchange for a $550,000 9% convertible subordinated note due January 31, 2000.
   On May 31,1999,this $550,000 9% convertible note was converted into 55,000 shares of the company's Series "B" 7% preferred stock.

Amounts due to Addmaster at December 31, are included in the following balance sheet accounts:

                                              2001       2000       1999
                                              ----       ----       ----
Notes payable                              $400,000   $400,000   $400,000
Accounts payable, related party            $251,000   $565,000   $283,000
Convertible subordinated debt              $400,000   $400,000   $400,000

NOTE:12 RETIREMENT/PROFIT SHARING PLAN
--------------------------------------
During the year 2000, the Company adopted a 401(K) retirement/profit sharing plan. Employees who have completed two months of employment will be eligible to participate in the plan. As a participant, each employee may elect to defer up 15% of their compensation each year (up to a maximum established by law wich was $10,500 in the year 2000) instead of receiving that amount in cash.
The Company, at its discretion, may make a contribution as a percent set by the company. In addition, the Company may also make an additional discretionary profit sharing contribution.

In 2001 and 2000, the Company provided matching contributions of 50% of the employees first 4% of deferred wages or total of $21,300 and $9,900 respectively The company did not provide any profit sharing contributions in 2001 or 2000.


S.E.C. Form 10-K Available
--------------------------
Copies of the Company's annual report on Form 10-K filed with Securities and Exchange Commission are available to stockholders, without charge, by written request addressed to the Secretary of the Company.


MARKET INFORMATION
------------------
As of December 31, 2001 there were approximately 1,900 shareholders of the Company's Common Stock. The Common Stock is traded on the Pacific Stock Exchange and the prices listed below reflect actual sales.

                                           2001                2000
                                         ---------------------------
                                        High      Low      High     Low
                                       -------------------------------
1st Quarter                            1 13/16   1 3/16    1 5/8   1
2nd Quarter	                           1 13/16   1 1/2     1 7/16  1 1/4
3rd Quarter	                           1 1/2       1       1 5/16  1 5/16
4th Quarter	                             1         5/8     1 3/16    1

                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                --------------------------------------------------

Board of Directors and Stockholders
Clary Corporation

We have audited the accompanying balance sheets of Clary Corporation (a Califor-nia corporation) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the three years in the period that ended December 31,2001. These financial statements are the responsi-bility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted within the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reaso-nable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Corporation as of December 31,2001 and 2000, and the results of its operations and its cash flows for each of the three years ended December 31,2001, in conformity with accoun-ting principles generally accepted within the United States of America.



Certified Public Accountants
Santa Monica, California
February 08, 2002

                          SELECTED FINANCIAL INFORMATION
                          ------------------------------
                (Amounts in thousands excepts for per share data)

                                                5 Year Summary
                                       ------------------------------------
Operating Results                     2001     2000     1999    1998    1997
-------------------------------------------------------------------------------
Sales and other revenues             $7,490   $5,516   $5,692  $3,704  $4,657
Earnings (Loss) before income taxes  $1,168   $   20   $   54  $ (624) $ (131)
Provision for income taxes               58        2        2       1       1
                                     ------   ------   ------   -----   -------
Net Earnings (loss)                  $1,110   $   18   $   52  $ (625) $ (132)
                                     ------   -------  -------  ------  -------
Net Earnings (loss) per common share $  .61   $  .01   $  .03  $ (.35) $ (.07)
                                     ======   ======   ======= =======  =======

Balance Sheet Highlights
------------------------
Assets
 Current assets                     $3,365   $3,067   $2,711   $2,435   $2,869
 Property and equipment (net)          194      140      130      102      107
 Other assets                            9       16       12       67       59
                                     ------   ------   -------  ------  -------
   Total assets                     $3,568   $3,223   $2,853   $2,604   $3,035
                                     ======   ======   ======   ======  =======

Liabilities and Equity
Current liabilities                 $1,061   $1,784   $1,390   $1,168   $1,522
Convertible subordinated debt          600      600      600    1.150      600
Equity                               1,907      839      863      286      914
                                      -------   ------   ------  ------  ------
Total liabilities and equity        $3,568   $3,223   $2,853   $2,604   $3,035
                                     =======   ======   ======  ======  ======
Working capital                     $2,304   $1,283   $1,321   $1,267   $1,347
                                     =======  =======  =======  ======  ======

See footnotes 1 and 9 to financial statements.

OFFICERS
John G. Clary
President,Chairman of the Board, and C.E.O.
Donald G. Ash
Treasurer and Assistant Secretary
John J. Guerin
Secretary

BOARD OF DIRECTORS
John G. Clary*
President, Addmaster Corporation
Donald G. Ash*
John P. Clary*
Vice-President, Addmaster Corporation
Hugh L. Clary**
Vice-President, Addmaster Corporation
Russell T. Gilbert**
Retired Founder, President and C.E.O.
Cimco, Inc.
John J. Guerin*
Attorney at Law
 *Members of the Executive Committee
**Members of the Audit Committee

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation, Glendale, California

LEGAL COUNSEL
O'Melveny & Myers, Los Angeles, California

AUDITORS
Stonefield Josephson, Inc.
Santa Monica, California

SUBSIDIARY
Clary Scientific, Inc.

OFFICES-CLARY CORPORATION
AND SUBSIDIARY
1960 South Walker Avenue
Monrovia, California 91016
Phone (626) 359-4486
Fax   (626) 301-0659

LISTING
Pacific Stock Exchange
Symbol: CLY TT



Annual Meeting
--------------
The Annual Meeting of the Shareholders of the Company will be held at the Company's offices, 1960 South Walker Avenue, Monrovia, California on Wednesday May 31, 2002 at 3:00 o'clock p.m. Pacific Daylight Time.

Dividend Information
--------------------
The Company has not paid a dividend on its Common Stock in recent years.
The Company has paid quarterly dividends at the annual rate of $.275 per share on its Series "A" Preferred Stock; the minimum rate these shareholders are entitled to on a cumulative basis. The Company also paid the first annualized dividend on its Series "B" preferred stock of $.41 per share for the seven months the stock was outstanding during 1999 and $0.70 per share in 2000 and 2001.